Exhibit 99.1

Borr Drilling Limited Announces Trading Update Including Key Financial Information For First Quarter 2021

Hamilton, Bermuda, May 31, 2021: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three months ended March 31, 2021.

Highlights

Total operating revenues of $48.4 million, net loss of $58.1 million and Adjusted EBITDA of $(10.6) million for the first quarter of 2021.

Total operating revenues includes a reduction of related party revenues of $9.2 million recorded in the first quarter of 2021 relating to prior periods, following an amendment of our Mexican JV agreements regulating the treatment of standby rates charged for our rigs operating in the JVs. Without this reduction for prior periods, the Adjusted EBITDA would have been $(1.4) million for the quarter.

On January 22, 2021, we completed an equity offering raising total proceeds of $46 million.

In January, the Company finalized the terms and executed agreements with certain of our creditors for the previously announced liquidity improvement plan.

The Company and its Drilling JVs has been awarded 17 new contracts, extensions, exercised options and LOAs/LOIs  since the start of 2021 to the date of this report, representing 5,352 days of potential backlog and $458 million in potential revenue.

CEO, Patrick Schorn commented:

“We are encouraged by the signs of a recovering shallow water rig market so far in 2021. The number of Borr operating rigs stood at 13 at the end of the first quarter, up by five units from trough levels experienced in 2020. Tendering and contracting activity remain strong. Since the beginning of this year, Borr has secured new contracts and confirmed optional periods with a total revenue potential of approximately $162 million, excluding unexercised option periods. Additionally, the Company and its Drilling JVs have secured LOIs and LOAs, that once converted into contracts will add a total revenue potential of approximately $296 million. We are optimistic about the market opportunities going forward, and expect to see several of our currently warm stacked rigs coming back into operation at accretive rates.

Part of our liquidity improvement plan outlined in our Q4 2020 report has been to pursue initiatives to improve cash distributions from our JV operations in Mexico. Year to date, Borr has received $15 million in cash from its JVs which is a considerable improvement compared to previous periods. The IWS JVs have added roughly 125,000 BOPD to Pemex’s production and we continue to receive very positive feedback from the customer regarding service quality and performance. In addition, we are pleased to announce that according to the latest activity plans in the IWS JVs, we expect that our five rigs in the country will continue providing services for the project until the end of 2022."

The full report is available in the attached file. Also attached to this release is an updated Fleet Status Report for the Company, and a company presentation.

May 31, 2021
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +47 22483000